UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-Not Applicable    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 15, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Outcome of Board deliberations on October 15, 2023

October 15, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of Board deliberations on October 15, 2023

In continuation to our intimation dated October 6, 2023, wherein it was informed that meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) will be held over Sunday, October 15, 2023 and Monday, October 16, 2023. We wish to inform you that the Board of Directors of the Bank, at its meeting held today, has considered and approved the following:

1.

Based on the recommendation of the Nomination & Remuneration Committee, Re-appointment of Mr. Sandeep Parekh (DIN: 03268043) as an Independent Director of the Bank for a period of 3 (three) years from January 19, 2024 to January 18, 2027 (both days inclusive);

2.

Based on the recommendation of the Nomination & Remuneration Committee, Re-appointment of Mr. M. D. Ranganath (DIN: 07565125) as an Independent Director of the Bank for a period of 3 (three) years from January 31, 2024 to January 30, 2027 (both days inclusive);

3.

Based on the approval received from Reserve Bank of India vide its communication dated September 18, 2023, in continuation to our intimation dated September 19, 2023 and pursuant to the recommendation of the Nomination & Remuneration Committee, re-appointment of Mr. Sashidhar Jagdishan (DIN: 08614396) as the Managing Director and Chief Executive Officer of the Bank for a period of 3 (three) years from October 27, 2023 to October 26, 2026 (both days inclusive).

Mr. Sandeep Parekh, Mr. M. D. Ranganath and Mr. Sashidhar Jagdishan are not related inter-se or to any other Directors or Key Managerial Personnel of the Bank. Further, they are not debarred from holding the office of a director, by virtue of any order passed by SEBI or any other such authority. Kindly note that the above re-appointments shall be placed before the shareholders of the Bank for their approval in due course.

The brief profiles of Mr. Parekh, Mr. Ranganath and Mr. Jagdishan are enclosed herewith as Annexure-I.

The Board deliberations for the above-mentioned items were concluded at 6:50 p.m. IST on October 15, 2023 and the board deliberations would continue on October 16, 2023 to consider the unaudited standalone and consolidated financial results for the second quarter and half year ended September 30, 2023.

You are requested to kindly take the above on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.:a/a.

Annexure – I

(A) Mr. M. D. Ranganath

Mr. M.D. Ranganath holds Master’s degree in technology from IIT, Madras and a Bachelor’s degree in Engineering from the University of Mysore. He is a PGDM from IIM, Ahmedabad and a member of CPA, Australia. Mr. Ranganath has over thirty two (32) years of experience in the Global IT services and financial services industry. He is currently Chairman of Catamaran Ventures. He was Chief Financial Officer of Infosys Limited, a globally listed IT services company, till November, 2018. During his tenure of 18 years at Infosys, he was an integral part of the growth and transformation of Infosys into a globally respected IT services company and effectively played leadership roles in a wide spectrum of areas- Strategy, Finance, Merger & Acquisition (M&A), Consulting, Risk Management, and Corporate planning- culminating in the role of Chief Financial Officer. Prior to Infosys, he worked at ICICI Limited for 8 years and executed responsibilities in credit, treasury, equity portfolio management and corporate planning. In the years 2017 and 2018, Mr. Ranganath was the recipient of the Best CFO Asia award in the technology sector, by Institutional Investor publication, based on poll of buy-side and sell-side investor community.

(B) Mr. Sandeep Parekh

Mr. Sandeep Parekh holds an LL.M. (Securities and Financial Regulations) degree from Georgetown University and an LL.B. degree from Delhi University. He is the managing partner of Finsec Law Advisors, a financial sector law firm based in Mumbai. He was an Executive Director at the Securities & Exchange Board of India during 2006-08, heading the Enforcement and Legal Affairs departments. He is a visiting faculty at the Indian Institute of Management, Ahmedabad. He has worked for law firms in Delhi, Mumbai and Washington, D.C. Mr. Parekh focuses on securities regulations, investment regulations, private equity, corporate governance and financial regulations. He is admitted to practice law in New York. He was recognized by the World Economic Forum as a “Young Global Leader” in 2008. He was Chairman and member of various SEBI and RBI Committees and sub-Committees. He sits on the Advisory Committee of School for Regulatory Studies & Supervision (SRSS) of National Institute of Securities Market (NISM). He has published op-eds in the Financial Times and the Economic Times.

(C) Mr. Sashidhar Jagdishan

Mr. Sashidhar Jagdishan is the Managing Director & Chief Executive Officer of the Bank has an overall experience of thirty (31) years. He has completed his graduation in Science with specialization in Physics, is a Chartered Accountant by profession and holds a Master’s degree in Economics of Money, Banking & Finance from the University of Sheffield, United Kingdom. Mr. Jagdishan joined the Bank in the year 1996 as a Manager in the Finance function. He became Business Head - Finance in 1999 and was appointed as Chief Financial Officer in the year 2008. He played a critical role in supporting the growth trajectory of the Bank, and led the finance function with a pivotal role in aligning the organization in achieving the strategic objectives over the years.

Prior to his appointment as Managing Director & Chief Executive Officer of the Bank, he was the Group Head of the Bank in addition to overseeing the functions of Finance, Human Resources, Legal & Secretarial, Administration, Infrastructure, Corporate Communications and Corporate Social Responsibility.